Exhibit 99.2

PROXY

RR MEDIA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO
BE HELD ON DECEMBER 23, 2015

    The undersigned shareholder of RR Media Ltd. (the "Company") hereby appoints SHLOMO SHAMIR, AVI COHEN and SHMUEL KOREN, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Company's Annual General Meeting of Shareholders to be held at the Company's offices located at RR Building, Negev Street, Airport City 7019900, Israel, on December 23, 2015, at 4:00 p.m. (Israel time), and at any adjournment thereof.

    The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the proxy statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

    This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

    Unless the undersigned has noted otherwise, the undersigned certifies that:

1. its holdings and its vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to the Company's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company's Special License No. 5-10439-2-95049;

2. the undersigned IS NOT a “controlling shareholder,” as defined under the Israeli Companies Law; and

3. the undersigned DOES NOT HAVE a “personal interest,” as defined under the Israeli Companies Law, with respect to Proposal No. 2.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RR MEDIA LTD.

December 23, 2015

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://www.astproxyportal.com/ast/15028/

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided.↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Unless stated otherwise in the line below, I certify that (A) my holdings and my vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to the Company's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company's Special License No. 5-10439-2-95049; (B) I AM NOT a “controlling shareholder,” as defined under the Israeli Companies Law; and (C) I DO NOT HAVE a “personal interest,” as defined under the Israeli Companies Law, with respect to Proposal No. 2.		1.	To reelect the following nominees to RR's Board of Directors:	FOR	AGAINST	ABSTAIN
			Dr. Shlomo Shamir	☐	☐	☐
			Harel Beit-On	☐	☐	☐
			Yigal Berman	☐	☐	☐
			Alexander Milner	☐	☐	☐
			Ron Oren	☐	☐	☐
			Tim Richards	☐	☐	☐
			David Rivel	☐	☐	☐
			Yaron Sheinman	☐	☐	☐
			Ayal Shiran	☐	☐	☐

		2.	To reelect the following outside directors nominees to RR's Board of Directors:
			David Assia	☐	☐	☐
			Vered Levy-Ron	☐	☐	☐

		3.	To approve the compensation terms of the Outside Directors who are appointed to the company’s board of directors.	☐	☐	☐

		4.	To ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as RR's independent public accountants for 2015.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.